CONFIDENTIAL TREATMENT OF

CERTAIN DESIGNATED PORTIONS

OF THIS LETTER HAS BEEN

REQUESTED BY MORGAN

STANLEY. SUCH CONFIDENTIAL

PORTIONS HAVE BEEN OMITTED,

AS INDICATED BY [*] IN THE TEXT,

AND SUBMITTED TO THE

COMMISSION.

May 29, 2009

By U.S. Mail & Facsimile to 202-772-9209

Mr. Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Form 10-K for Fiscal Year Ended November 30, 2008 filed January 29, 2009
Proxy Statement filed March 25, 2009
File No. 001-11758

Dear Mr. Telewicz:

Morgan Stanley (the “Company”) is pleased to respond to your letter of April 9, 2009, concerning its Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended November 30, 2008 and its 2009 Proxy Statement (“Proxy Statement”). For your convenience, we have restated your comments below.

Form 10-K for the year ended November 30, 2008

Item 1. Business

Additional Regulation of U.S. Entities, page 15

Comment:

1.	Please tell us the net capital requirements imposed by the CFTC on MS&Co. as a registered futures commission merchant. Also, provide a more detailed description of the regulatory requirements imposed by the CFTC and the NFA on your subsidiaries. Please confirm that you will provide this disclosure in future filings.

Response:

Pursuant to the U.S. Commodity Futures Trading Commission (“CFTC”) Rule 1.17(a)(1)(i), Morgan Stanley & Co. Incorporated (“MS&Co.”), as a registered futures commission merchant that is also a securities broker or dealer, must maintain adjusted net capital equal to or in excess of the amount of net capital required by Rule 15c3-1(a) of the Securities and Exchange Commission (“SEC”) (17 CFR 240.15c3-1(a)); provided, however, that pursuant to CFTC Rule 1.17(c)(6)(i), MS&Co. has elected to compute its adjusted net capital using the alternative capital deductions that, under SEC Rule 240.15c3-1(a)(7), the SEC has approved by written order.

In addition to satisfying this net capital requirement, MS&Co., as a registered futures commission merchant, must comply with numerous regulatory requirements imposed by the CFTC, the National Futures Association (“NFA”) and other self-regulatory organizations such as designated contract markets and designated clearing houses of which it is a member. These regulatory requirements address obligations related to, among other things, the registration of the futures commission merchant and certain of its associated persons, membership with the NFA, the segregation of customer funds and the holding apart of a secured amount, the receipt of an acknowledgement of certain written risk disclosure statements, the receipt of trading authorizations, the furnishing of daily confirmations and monthly statements, recordkeeping and reporting obligations, the supervision of accounts, and antifraud prohibitions. Among other things, the NFA has rules covering a wide variety of areas such as advertising, telephone solicitations, risk disclosure, discretionary trading, disclosure of fees, minimum capital requirements, reporting and proficiency testing.

MS&Co. has affiliates that are registered as commodity trading advisers (“CTAs”) and/or commodity pool operators (“CPOs”). Under CFTC and NFA Rules, CTAs that manage accounts must distribute disclosure documents, and maintain specified records relating to their activities and clients. Under CFTC and NFA rules, CPOs have certain responsibilities with respect to each pool it operates. For each pool, a CPO must prepare and distribute a disclosure document; distribute periodic account statements; prepare and distribute audited annual financial reports; and keep specified records concerning the participants, transactions, and operations of each pool, as well as records regarding transactions of the CPO and its principals.

As of November 30, 2008, MS&Co.’s net capital requirement was $922 million. This amount takes into account the requirements imposed by the CFTC and the SEC. The Company will provide a more detailed description of the regulatory requirements imposed by the CFTC and the NFA on the Company’s subsidiaries in its relevant future SEC filings.

Item 3. Legal Proceedings, page 28

Comment:

2.	Please tell us the relief sought by plaintiffs in each of the litigation matters that you have disclosed. Also, tell us the factual basis alleged to underlie each of the proceedings if it has not already been disclosed. Please confirm that you will provide similar disclosure in future filings.

Response:

In the Form 10-K, the Company disclosed, among other things, that it has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In addition, the Company described certain litigation matters more specifically, which the Company categorized as the IPO Allocations Matters, Residential Mortgage-related Matters, Auction Rate Securities Matters and Environmental Matters.

As an initial matter, the amount of damages at issue in the cases disclosed in this section, even if unspecified, are less than the threshold set forth in Instruction 2 of the Instructions to Item 103 of Regulation S-K (“Item 103”) (“No information need be given with respect to any proceeding that involves primarily a claim for damages if the amount involved, exclusive of interests and costs, does not exceed 10 percent of the current assets of the registrants and its securities on a consolidated basis”). Accordingly, the litigation disclosures in Item 3 of the Form 10-K are intended to provide investors with additional information beyond that required by Item 103.

IPO Allocation Matters

The damages sought in In re Initial Public Offering Securities Litigation are unspecified. Beyond class action status, the relevant prayers for relief seek “damages,” pre- and post-judgment interest, fees and costs, and such other relief as the Court may deem “just and proper.” As the Company disclosed in the Form 10-K and further disclosed in the Company’s March 31, 2009 Quarterly Report on Form 10-Q (the “First Quarter 2009 Form 10-Q”), the parties have reached an agreement to settle this matter. The alleged factual basis for this proceeding, is stated on page 28 of the Form 10-K.

The relief sought in the derivative actions filed in the Western District of Washington, now captioned In re Section 16(b) Litigation, is also unspecified. As disclosed in the Form 10-K, plaintiffs principally seek to recover profits generated in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended. Beyond that, the prayer for relief asks for pre- and post-judgment interest, fees and costs, and such other relief as the court may deem “just and equitable.” The alleged factual basis for this proceeding, as disclosed in the Form 10-K, is that the Company and other firms earned “short swing” profits, allegedly in violation of Section 16(b), while acting as underwriters in the initial public offerings for the subject companies. To avoid the statutory exception for underwriters contained in Section 16, plaintiffs also allege that defendants lacked good faith in connection with their underwriting activities because of alleged laddering activities and an alleged scheme to share in customer profits. As disclosed in the First Quarter 2009 Form 10-Q, the court in the matter granted defendants’ motions to dismiss these cases and an appeal is now pending.

Residential Mortgage-related Matters

In this subsection of the Form 10-K, the Company identified several different types of civil litigation. The first category concerns various lawsuits brought under Sections 11 and 12 of the Securities Act of 1933, as amended, related to the Company’s role as a member of the syndicates that underwrote offerings of securities and mortgage pass through certificates for various entities that have been exposed to subprime and other mortgage-related losses.

The Company, as part of its normal business, regularly underwrites securities offerings for various issuers, including financial institutions. When these issuers experience financial difficulties after an offering, the Company is routinely named as one of the underwriter defendants in the litigation related to the offering at issue together with other members of the relevant underwriting syndicates. As such, this litigation is generally incidental to the business of underwriting offerings of securities and thus does not ordinarily need to be disclosed under Item 103.

Nevertheless, because the residential mortgage crisis has led to a larger than normal number of cases related to offerings for financial institutions, the Company decided to disclose the general nature of these cases, the identities of the financial institutions to which they relate, and the jurisdictions in which these cases were pending. In this respect, the Company has gone beyond the disclosures provided by many of our peer firms which have also been named as defendants in many of these cases. The Company also disclosed the fact that certain of these institutions had filed for bankruptcy protection. In addition, the Company included additional disclosure on page 130 of the First Quarter 2009 Form 10-Q.

Given the large number of these actions, their legal and factual similarities, their early stage, and other factors, the Company believes that it is appropriate to address this category of class actions in the aggregate as a general matter, while continuing to identify the individual issuers to which they relate. This category of cases usually concerns offerings related to twenty different financial institutions. Accordingly, it would be confusing and repetitive to discuss them each separately, particularly since many of these matters involve multiple proceedings, multiple plaintiffs and multiple offerings. Nevertheless, as individual cases progress, the Company will provide additional information concerning the relief sought and the factual basis of the claim for certain significant matters. For example, page 130 of the First Quarter 2009 Form 10-Q includes additional disclosures regarding three of these purported class actions.

In addition to the litigation discussed above, the Company also disclosed three other class actions in this section: In re Morgan Stanley ERISA Litigation, Joel Stratte-McClure, et al. v. Morgan Stanley, et al., and Public Employees’ Retirement Systems of Mississippi v. Morgan Stanley, et al. The relief sought in these cases includes class certification, unspecified compensatory damages, interest fees and costs. In addition to those types of relief, the plaintiffs in the Public Employees’ Retirement System of Mississippi v. Morgan Stanley, et al. matter are also seeking unspecified rescissionary damages. The factual allegation related to these claims were summarized in the Form 10-K. The Company made additional disclosures on pages 130-131 of the First Quarter 2009 Form 10-Q.

The remaining disclosures in this section of the Form 10-K related to the Shareholder Derivative Matter, styled Steve Staehr, Derivatively on Behalf of Morgan Stanley v. John J. Mack, et al., and a lawsuit brought by the City of Cleveland against multiple financial institutions, including the Company. The shareholder derivative matter does not seek relief against the Company, and instead seeks to assert claims on the Company’s behalf. The factual basis alleged to underlie this action is described in the Form 10-K as being related in large part to losses caused by certain subprime-related trading positions. There is currently a motion to dismiss this case on the grounds that the shareholder demand requirement was not excused and therefore the shareholder does not have authority to assert a claim on behalf of the Company. If that motion is denied, the Company will include additional disclosure concerning this matter in future filings.

The lawsuit brought by the City of Cleveland seeks unspecified compensatory damages, including damages related to items such as unspecified demolition costs associated with abandoned properties. The lawsuit has been brought against a large number of financial institutions, and contains few allegations specifically related to the Company. As the Company disclosed in the Form 10-K, the lawsuit generally alleges that that the defendants’ activities in connection with securitizations of subprime loans created a “public nuisance” in Cleveland. On May 15, 2009, the court presiding over this matter granted the defendants’ motion to dismiss the complaint.

Auction Rate Securities Matters

As stated in the Form 10-K, the primary relief sought in Miller v. Morgan Stanley & Co. Incorporated was damages, attorneys’ fees and rescission; in Jamail v. Morgan Stanley et al. it was damages, attorneys fees and equitable and/or injunctive relief; in Bartholomew v. Morgan Stanley et al. it was damages, disgorgement, attorneys’ fees, and a declaration that the Company’s auction rate securities (“ARS”) transactions with the putative class members are void; and in Louisiana Municipal Police Employees Retirement System v. Mack, et al., and Thomas v. Mack, et al., it is unspecified compensatory damages, restitution from the defendants with respect to compensation, benefits and profits obtained, and the institution of certain reforms to the Company’s internal control functions. As disclosed in the First Quarter 2009 Form 10-Q, the Miller, Jamail and Bartholomew actions have each been voluntarily dismissed without prejudice.

Each of these litigations concerns the failure of the ARS market in 2008. In Miller and Jamail, the plaintiffs’ primary factual premise, as stated in the Form 10-K, was that the Company failed to disclose material facts with respect to ARS. In Bartholomew, again as stated in the Form10-K, it was that the Company made misrepresentations and omissions with respect to ARS and breached a fiduciary duty to the putative class by failing to participate in auctions. In Louisiana Municipal Employees Retirement System and in Thomas the alleged factual basis was, among other things, that, over the relevant period, the Company’s public filings and statements were materially false and misleading in that they failed to disclose the illiquid nature of its ARS inventories, that the Company’s practices in the sale of ARS exposed it to significant liability for settlements and judgments, and that during the relevant period certain defendants sold the Company’s stock while in possession of material non-public information.

Environmental Matters

The disclosure in the Form 10-K concerning the proposed administrative settlement received from the U.S. Environmental Protection Agency states the amount of the proposed civil penalty and the alleged factual basis for the proposed administrative settlement.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Comment:

3.	Please tell us what consideration you gave to disclosing the gain/loss on all items that are carried at fair value.

Response:

Although the Company recently converted to a bank holding company, the Company historically has operated as a broker-dealer firm and our principal “accounting model” is fair value. Accordingly, the Company continues to risk manage and carry a significant amount of its financial instruments at fair value. Therefore, a vast majority of changes in fair value are recorded in Principal transactions revenue. The Company discusses Principal transactions revenue by business segment in the MD&A. Additionally, in the Critical Accounting Policies section of the Form 10-K, the Company does cross-reference the reader to Notes 2 and 3 of the consolidated financial statements. In Note 2, page 116 of the Form 10-K, the Company states:

Gains and losses on all of these instruments carried at fair value are reflected in Principal transactions—trading revenues, Principal transactions—investment revenues or Investment banking revenues in the consolidated statements of income, except for derivatives accounted for as hedges (see “Hedge Accounting” section herein). Interest income and expense and dividend income are recorded within the consolidated statements of income depending on the nature of the instrument and related market conventions. When interest and dividends are included as a component of the instruments’ fair value, interest and dividends are included within Principal transactions—trading revenues or Principal transactions—investment revenues. Otherwise, they are included within Interest and dividend income or Interest expense.

Comment:

4.	We note that you disclose the amount of each line item that is accounted for at fair value in your statements of financial condition. Please tell us what consideration you gave to further disclosing how much of those assets and liabilities are accounted for at fair value pursuant to the fair value option rather than pursuant to other accounting guidance.

Response:

In the Critical Accounting Policies section of the MD&A, the Company notes that a significant amount of its financial instruments are carried at fair value with changes in fair value recognized in earnings each period. The Company’s principal “accounting model” is fair value and it does not believe it is meaningful to distinguish between instruments that are carried at fair value under the fair value option versus items that are carried at fair value under other accounting guidance. A vast majority of changes in fair value are recorded in Principal transactions revenue which is discussed by business segment in the MD&A. The Company also considered your question in the context of its financial statement footnote disclosures. The Company discusses financial instruments carried at fair value in Note 2, Summary of Significant Accounting Policies (“Note 2”) on page 115 of its Form 10-K. That disclosure includes a discussion of all of the instruments within Financial instruments owned and Financial instruments sold, not yet purchased, measured at fair value either through the fair value option election or as required by other accounting pronouncements as follows:

Financial Instruments Measured at Fair Value. All of the instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value, either through the fair value option election (discussed below) or as required by other accounting pronouncements. These instruments primarily represent the Company’s trading and investment activities and include both cash and derivative products. In addition, Securities received as collateral and Obligation to return securities received as collateral are measured at fair value as required by other accounting pronouncements. Additionally, certain Commercial paper and other short-term borrowings (primarily structured notes), certain Deposits, Other secured financings and certain Long-term borrowings (primarily structured notes and certain junior subordinated debentures) are measured at fair value through the fair value option election.

Fair Value Option. The Company adopted the provisions of SFAS No. 159 effective December 1, 2006. SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company applies the fair value option for certain eligible instruments, including certain loans and lending commitments, certain equity method investments, certain structured notes, certain junior subordinated debentures, certain time deposits and Other secured financings.

The Company has reviewed the relevant disclosure requirements in SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). The Company indicates in Note 2, that all of the instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value. Within other financial statement line items, the Company discloses the amount of each line item that is accounted for at fair value in the consolidated statement of financial condition. The Company believes these disclosures meet the requirements of SFAS No. 159.

Additionally, in supporting its position, the Company also referred to paragraph 19a of SFAS No. 159 which requires that entities disclose the following as it relates to the income statement:

For each line item in the statement of financial position, the amounts of gains and losses from fair value changes included in earnings during the period and in which line in the income statement those gains and losses are reported (SFAS No. 159 does not preclude an entity from meeting this requirement by disclosing amounts of gains and losses that include amounts of gains and losses for other items measured at fair value, such as items required to be measured at fair value.)

The Company interprets this to mean that it is not required or relevant for an entity to distinguish between items carried at fair value under the fair value option versus items carried at fair value under other accounting guidance such as derivative instruments under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), for income statement or balance sheet related disclosure purposes.

Comment:

5.	For credit protection sold and credit protection purchased, please tell us and consider disclosing the extent to which the derivative activity was for the following purposes:
•	Provide default risk protection to offset credit exposure to your holdings of the related reference entity’s debt in your loan portfolio, investment portfolio, or loan commitments outstanding;
•	Create new credit exposure for your own trading purposes;
•	Reflect credit exposures taken for the benefit of your clients; and
•	Provide an offset to credit exposure taken for the benefit of clients.

Further, discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

Comment:

6.	In addition to the above, please tell us and consider disclosing the following information related to your credit default swaps;
•	Separately quantify the gross realized gains and losses from your credit derivative activity.
•	Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant changes in the notional amounts as well as the reasons for the changes in the fair values of the swaps. Discuss any expected changes to those trends.

•

Discuss the types of counterparties (e.g., broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit protection purchased. Consider quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.

•	Discuss how you incorporated your own credit risk and the counterparty’s credit risk in your valuation of the credit derivative.

Response:

The following response addresses Comments 5 and 6. As discussed above, the Company risk manages and carries a significant amount of its financial instruments at fair value. The Company manages and monitors its risk exposures, including credit risk, to maintain a portfolio that the Company believes is well-diversified in the aggregate with respect to risk factors and that reflects the Company’s aggregate risk tolerance as established by its senior management. Some of the tools the Company uses to monitor its risk are daily risk limit reporting, Value at Risk (“VAR”) calculations, and scenario testing. Net exposure, defined as the potential loss to the Company over a period of time in the event of default of a referenced asset, assuming zero recovery, is one key risk measure the Company employs to standardize the aggregation of market risk exposures across cash and derivative products. Credit risk management takes place at the transaction, counterparty and portfolio levels. The Company analyzes all material lending and derivative transactions and ensures the creditworthiness of the Company’s counterparties and borrowers is reviewed regularly and that credit exposure is actively monitored and managed.

In light of the expanded disclosure requirements of SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS No. 161”) and FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (“FSP FAS 133-1 and FIN 45-4”), the Company continues to enhance its overall disclosures related to credit derivatives.

Regarding the Company’s overall trading strategies; the Company is an active market maker in the credit derivatives markets. As a market maker, the Company works to earn a bid-offer spread on client flow business and manages any residual credit or correlation risk on a portfolio basis. The Company also trades and takes credit risk in credit default swap form on a proprietary basis. Further, the Company uses credit derivatives to manage its corporate lending exposures and exposure to residential and commercial mortgage loans.

With respect to Comment 5, the Company disclosed the notional amount of hedges for its corporate funded loans and lending commitments on page 98 of the Form 10-K:

At November 30, 2008 and November 30, 2007, the aggregate amount of lending commitments outstanding was $42.4 billion and $70.2 billion, respectively. In connection with these corporate lending activities (which include corporate funded loans and lending commitments), the Company had hedges (which include “single name,” “sector” and “index” hedges) with a notional amount of $35.8 billion and $37.6 billion at November 30, 2008 and November 30, 2007, respectively.

The Company also disclosed in a tabular format on page 99 of the Form 10-K, $17.8 billion of funded loans and $42.4 billion of lending commitments by credit rating and maturity band. The fair value of the hedges related to this total lending exposure of $60.2 billion was $3.0 billion as of November 30, 2008. Please note that the risk related to the loans and lending commitments are managed based upon the exposure to the underlying reference entity rather than on whether the positions are funded or unfunded.

The Company also has exposure to derivatives referencing mortgages or mortgage backed securities. These positions represent both hedges and trading positions. The Company provided a summary of residential and commercial mortgage related net exposures in the section entitled “Real Estate-Related Positions” beginning on page 63 of the Form 10-K.

The Company does not have an available-for-sale or held-to-maturity portfolio, as defined in SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”), for debt securities. The Company’s debt securities are classified as trading assets and may be risk managed at the transaction, counterparty and portfolio level. The Company does not identify credit derivatives that are used to hedge debt securities in its trading portfolio as the Company does not manage the risk based upon the type of instrument (i.e., derivative vs. debt instruments). As the Company manages credit exposure on an overall basis it is less meaningful to focus on and isolate credit exposures arising from credit derivatives.

As noted above, the Company’s exposures result from the Company’s customer facilitation business, market making activities and proprietary trading activities. These risks are managed collectively at the portfolio, desk, product, region and business levels. The Company does not have the system capabilities to disclose new credit exposure arising from credit derivative positions held for the Company’s own trading purposes or credit exposures and offsets taken for the benefit of its clients as this is inconsistent with the way the Company manages and monitors its risk exposures.

With respect to Comment 6, the Company does not manage realized gains and losses separately from unrealized gains and losses. The Company believes that disaggregation of realized gains and losses from total gains and losses would undermine fair value measurements even for credit derivatives involving little subjectivity that are priced based on observable market data. In addition, the operational burden of preparing such disclosures would be significant, as systems would need to be enhanced to isolate realized gains and losses for the period. While the Company does not distinguish between realized and unrealized gains and losses, on page 48 of the Company’s First Quarter 2009 Form 10-Q in accordance with the requirements of SFAS No. 161, the Company disclosed total gains and losses for all derivative instruments by type of risk, including total gains and losses for credit derivatives. In the Company’s opinion, disclosure of total gains and losses is more meaningful than the disclosure of realized gains and losses. Accordingly, the Company has not considered disclosing gross realized gains and losses for its credit derivative activity.

With respect to the disclosure of any trends experienced within the Company’s credit derivatives portfolio, as noted above, the Company does not manage realized gains and losses separately from unrealized gains and losses. The Company also does not evaluate its risks and trading operations based on notional amounts as it does not consider notional amounts to be a good measure of risk. Accordingly, the Company did not discuss trends experienced year-over-year within its portfolio of credit derivatives in terms of notional amounts and realized gains and losses in the MD&A. With reference to its financial statement footnotes, in accordance with the requirements of FSP FAS 133-1 and FIN 45-4, on pages 49 through 51 of the Company’s First Quarter 2009 Form 10-Q, the Company disclosed notional amounts for credit protection sold and credit protection purchased through credit derivatives for the periods ending March 31, 2009 and December 31, 2008.

[*]

[*]

[*]

The Company incorporates the impact of the Company’s credit risk and counterparty credit risk in valuation of derivative instruments, including credit derivatives. On pages 51 and 52 of the Form 10-K, the Company provided the following information:

Fiscal 2008 equity sales and trading revenues also reflected unrealized losses of approximately $300 million related to changes in the fair value of net derivative contracts attributable to the widening of the counterparties’ credit default spreads. The Company also recorded unrealized gains of approximately $125 million in fiscal 2008 related to changes in the fair value of net derivative contracts attributable to the widening of the Company’s credit default swap spreads. The unrealized losses and gains do not reflect any gains or losses on related non-derivative hedging instruments.

Fiscal 2008 fixed income sales and trading revenues reflected unrealized losses of approximately $6.6 billion related to changes in the fair value of net derivative contracts attributable to the widening of the counterparties’ credit default spreads. The Company also recorded unrealized gains of approximately $2.0 billion in fiscal 2008, related to changes in the fair value of net derivative contracts attributable to the widening of the Company’s credit default swap spreads.

In addition, on page 12 of the Company’s First Quarter 2009 Form 10-Q, the Company clarified that it incorporates the impact of changes in both the Company’s and the counterparty’s credit standing when measuring the fair value of OTC derivative contracts.

Certain Factors Affecting Result of Operations

Morgan Stanley Debt, page 47

Comment:

7.	Please tell us what consideration you gave to disclosing the portion of the $2.3 billion gain from repurchasing your debt that was due to changes in the Company’s creditworthiness and that was due to changes in market terms. Also, please tell us if this debt was recorded at fair value prior to the repurchase.

Response:

The debt repurchased referred to in this disclosure was not carried at fair value prior to the repurchase. With regards to the portion of the gain that was due to changes in the Company’s creditworthiness, and that which was due to changes in market terms, the Company’s five-year credit spread was 241 basis points at August 31, 2008 and by the next month end it had widened to over 1,000 and stayed in the 500-600 range through the end of the year. It was during this period that the Company significantly increased its repurchase activity, so the bulk of the gains on repurchases were clearly due to changes in the Company’s creditworthiness. Since the paragraph on page 47 of the Form 10-K that discusses these buybacks was a continuation from the previous paragraph referring to other impacts from the widening of the Company’s credit spreads, the Company considered the context to be clear that the gains from the buybacks would be impacted by the widening of the Company’s credit spreads as well.

Business Segments

Institutional Securities

Equity Sales and Trading Revenues, page 51

Comment:

8.	We note your disclosure that your prime brokerage business experienced significant outflows as clients withdrew their cash balances and reallocated positions. Tell us what consideration you have given to providing an analysis of the activity in client accounts similar to that provided for your asset management segment on page 61.

Response:

The Company does not believe an analysis of the activity in clients’ accounts similar to that provided for its Asset Management business segment would be meaningful to investors. The Company’s prime brokerage business is not a separate business segment and is integrated with the other equity sales and trading businesses included in the Company’s Institutional Securities business segment. In contrast, the Company believes such an analysis is meaningful to investors for its Asset Management business segment since a change in assets under management can significantly affect the segment’s operating results and such disclosure is common among the Company’s competitors.

The Company believes it adequately disclosed the effect on its consolidated financial statements of the significant outflows experienced by its prime brokerage business without providing an analysis of the activity in clients’ accounts. For example, the Company discloses on page 74 of the Form 10-K that the decrease in total assets in fiscal 2008 was partly due to the Company’s increased focus in the fourth quarter of fiscal 2008 on rescaling the size of its balance sheet intensive businesses, including prime brokerage. In addition, on page 51 of the Form 10-K, the Company disclosed that such outflows had a negative impact on prime brokerage’s operating results in fiscal 2008.

Other Matters

Real Estate–Related Positions, page 63

Comment:

9.	We note you excluded amounts related to mortgage-related securities portfolios in your Subsidiary Banks from your disclosures on page 65 and 66. Please tell us why management believes it was not necessary to include this information for your Subsidiary Banks.

Response:

The Company did not include amounts related to its mortgage-related securities portfolios in the Subsidiary Banks on pages 65 and 66 of the Form 10-K, as these portfolios did not include securities that were in the specific segments of the market that experienced dramatic declines in the fourth quarter of fiscal 2007 and in fiscal 2008. Most of the subprime-related securities in the Subsidiary Banks portfolios were investment grade-rated residential mortgage-backed securities. In addition, the portfolios in the Company’s Subsidiary Banks are part of the Company’s overall Treasury liquidity management portfolio.

The Company did clearly disclose amounts related to its mortgage-related securities portfolios in the Subsidiary Banks separately on page 67 of Form 10-K.

Critical Accounting Policies

Fair Value

Financial Instruments Measured at Fair Value, page 70

Comment:

10.	We note recent market conditions have caused certain instruments to be reclassified to Level 3. As the valuation of Level 3 instruments requires significant judgment by management, please tell us what consideration you gave to providing a sensitivity analysis related to the valuation of these instruments.

Response:

As noted earlier, the Company has historically carried a significant amount of its financial instruments at fair value. Additionally, as a global financial services firm, the Company provides pricing data to customers as a service and, therefore, subjects all valuations and models to a review process initially and on a periodic basis thereafter. The Company employs a pricing hierarchy utilizing the most transparent and representative external data available to determine the exit price, including for items classified as Level 3 in the fair value hierarchy. In other words, for a majority of Level 3 items there is observable and comparable data being used to derive prices and inputs employing documented and approved pricing methodologies. Thus, in many cases the main judgment being applied is choosing the most comparable instrument or market indicator for which data is available. Therefore, although one or more inputs are technically unobservable for the Level 3 items, the Company considers the fair values to be robust estimates of current exit prices. In Notes 2 and 3 to the consolidated financial statements, the Company has provided information on its valuation techniques for financial instruments. In particular on page 128 of the Form 10-K, the Company has disclosed the techniques and judgments used in valuing OTC derivative contracts generally classified as Level 3. Given this, and the market volatility in fiscal 2008, the Company was, and continues to be, concerned that sensitivity analysis, if included in the MD&A, could be misinterpreted and may, in fact, undermine the creditability of financial information for investors.

Commitments and Contractual Obligations, page 84

Comment:

11.	We note that the amount of Long-term borrowings within your contractual obligations table appears to only include principal payments. Please tell us why you have not included interest related to your Long-term borrowings. Please refer to footnote 46 in our Release 33-8350.

Response:

The Company’s systems and processes have not historically identified future contractual interest payments, and, accordingly, manual intensive efforts would have been required. The Company is in the process of developing procedures to identify future contractual interest payments related to long-term borrowings using applicable interest rates as of December 31, 2009 for the Company’s floating rate debt and the stated coupon rate, if any, for structured notes. Therefore, in future filings of the Company’s Annual Reports on Form 10-K, the Company will provide interest payments related to its Long-term borrowings in the contractual obligations table.

Financial Statements

Consolidated Statements of Financial Condition, page 107

Comment:

12.	We note you have performed an interim impairment test during your fourth fiscal quarter and recorded an impairment charge for a portion of your goodwill. It appears that your market capitalization continues to be significantly below the book value of your equity. Please provide us with a summary of your results from Step 1 and Step 2 of your SFAS 142 impairment test.

Response:

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), the Company has identified eight reporting units. Goodwill is tested for impairment at its reporting unit level on an annual basis or between annual tests when certain events or circumstances occur.

The Company’s annual impairment test date is June 1. However, given the significant price deterioration and lack of market liquidity for subprime and other mortgage-related instruments, the Company performed interim impairment tests of goodwill for one of its reporting units, the Fixed Income reporting unit (which is included within the Institutional Securities Business Segment), beginning in the third quarter fiscal 2007, as such reporting unit had substantial writedowns and losses from its mortgage related activities. The Company believed that this was an indicator of impairment. The interim impairment tests in 2007 resulted in no impairment. The Company disclosed this in Note 10, on page 138 of its 2007 Annual Report on Form 10-K (“2007 Form 10-K”).

In addition to the annual impairment test at June 1, 2008 for the other seven identified reporting units, due to the deterioration in the broader credit markets, the Company continued to perform interim impairment tests as of the end of each annual and interim reporting periods, from the third quarter of fiscal 2007 through the third quarter of fiscal 2008 for the Fixed Income reporting unit, as the Company believed there continued to be indicators of impairment. These interim impairment tests, through August 2008, resulted in no impairment.

During the fourth quarter of fiscal 2008, unprecedented market conditions resulted in volatility and disruptions in the financial markets. These conditions have contributed to the global economic slowdown, high unemployment statistics, lower consumer spending and confidence, unprecedented credit tightening, reduction in property prices, etc. Additionally, the Company’s own market capitalization was below its book value for a sustained period of time during the Company’s 2008 fiscal fourth quarter, and at times the market capitalization was significantly below its book value. Due to these events, the Company performed an interim goodwill impairment test for all of its reporting units in the Company’s 2008 fiscal fourth quarter.

The Company engaged a third-party valuation firm at various points in fiscal 2008 to assist in the valuation process including an analysis of the Fixed Income reporting unit in the 2008 fiscal fourth quarter. The assumptions utilized were provided by the Company and the findings of the third-party valuation firm were reviewed by management in arriving at the Company’s conclusions.

Step One Test

As discussed above, in the fourth quarter of fiscal 2008, the Company performed an interim goodwill impairment test for all its reporting units by comparing the reporting units’ book value to their respective estimated fair values. For each reporting unit, the estimated fair value of the specific reporting unit was determined utilizing an approach that incorporated price-to-book, price-to-earnings or assets under management multiples of certain comparable companies, as well as the market capitalization of one of the Company’s publicly traded consolidated entities.

The metric employed to derive fair value of the reporting unit was largely based on convention for each industry, and how a market participant would estimate fair value if the reporting unit were a potential acquisition candidate.

As a result of this interim goodwill impairment test, the Company had concluded that for all of its reporting unit’s which currently have goodwill allocated, the estimated fair values were above their respective book values, except for the Fixed Income reporting unit.

Step Two Test

The Company’s Fixed Income reporting unit trades and makes markets in domestic and international fixed income securities and commodities products. Additionally, the Fixed Income reporting unit borrows and lends fixed income securities, acts as an intermediary between borrowers and lenders of short-term funds utilizing repurchase and reverse repurchase agreements and provides advisory services to clients on investment and liability strategies.

The Company’s Fixed Income reporting unit is primarily engaged in sales and trading, and as such, the book value of the majority of its assets and liabilities are at fair value or amounts that approximate fair value. The fair value of these asset and liabilities are validated by the Company’s periodic control processes. Please refer to page 71 of the Form 10-K for a discussion of the Company’s fair value control processes.

[*]

[*] Accordingly, the Company concluded that the full amount of its Fixed Income reporting unit’s goodwill of $673 million was impaired and the impairment charge was recognized in the fourth quarter of fiscal 2008.

The impairment recognized by the Company in the fourth quarter of fiscal 2008 was supported by the speed and extent in which the credit and financial markets deteriorated, the fact that the Company’s market capitalization decreased below its book value in the fourth quarter of fiscal 2008 and remained below book value for an extended period of time, and that the Company had been performing interim impairment tests of the Fixed Income reporting unit’s goodwill since 2007.

The Company again performed an interim goodwill impairment test as of December 31, 2008 and March 31, 2009, for all of its reporting units for which impairment indicators existed and concluded that all its reporting units’ estimated fair values were above their respective book values. Recently, the Company’s market capitalization has approximated or been in excess of its book value.

Consolidated Statements of Income, page 109

Comment:

13.	It appears your line item for other non-interest expenses aggregates items that are greater than one percent of total interest income and other income, such as certain impairment charges. Please tell us how you have complied with Rule 9-04.14 of Regulation S-X, or tell us why you believe it was not necessary to disaggregate these items.

Response:

The Company believes that it has complied with Rule 9-04.14 of Regulation S-X. The Company separately disclosed amounts related to impairment losses for goodwill and intangible assets in the table in Note 6 to the consolidated financial statements. In addition, in footnote 4 to the table, the Company discloses that such impairment losses are recorded within Other expenses in the consolidated statement of income. There were no other amounts that met the threshold requirements for separate disclosure per Rule 9-04.14 of Regulation S-X.

Notes to Consolidated Financial Statements

3. Fair Value Disclosures

Fair Value Measurements

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Derivative and Other Contracts

OTC Derivative Contracts, page 128

Comment:

14.	Please clarify for us where your credit derivatives are classified within the fair value hierarchy.

Response:

The Company’s credit derivatives are classified in both Level 2 and Level 3 within the fair value hierarchy, based upon the observability of significant inputs. On pages 128 and 129 of the Form 10-K, under OTC Derivative Contracts, the Company has disclosed that certain mortgage-related credit default swaps and basket credit default swaps are classified in Level 3 when their valuation involves significant unobservable inputs. The Company has also stated:

Mortgage-related credit default swaps are valued based on data from comparable credit instruments in the cash market and trades in comparable swaps as benchmarks, as prices and spreads for the specific credits subject to valuation tend to be of limited observability.

For basket credit default swaps and CDO-squared positions, the correlation between reference credits is a significant input into the pricing model, in addition to several other more observable inputs such as credit spread, interest rates and recovery rates. As the correlation input is unobservable for each specific swap, it is benchmarked to standardized proxy baskets for which external correlation data are available.

8. Borrowings

Long-Term Borrowings

Maturities and Terms, page 147

Comment:

15.	Explain to us how you determined it would be appropriate to disclose maturities of long term debt net of fair value adjustments. Reference is made to paragraph 10 of SFAS 47.

Response:

Long-term debt (net of certain fair value adjustments) included in the table on page 147 of the Form 10-K includes structured notes, which are linked to various prices and indices, and certain long-term borrowings associated with fair value hedges under SFAS No. 133. The par amount of structured notes is not generally the best indication of amounts that will be due upon maturity since the Company’s obligation varies depending on the contractual payout formula and movement of the referenced price or index. Fair value incorporates the impact of these factors as of the reporting date and is, therefore, a better indication of the payout that would occur upon maturity given current market prices. The Company believes this approach is more fully in compliance with paragraph 10 of SFAS No. 47, Disclosure of Long-Term Obligations, which refers to disclosing the “amount of maturities” for all long-term borrowings. The Company also separately disclosed in footnote 4 to the above referenced table the increase to the carrying value of long-term borrowings associated with fair value hedges due to hedge accounting.

9. Commitments, Guarantees, and Contingencies

Commitments, page 149

Comment:

16.	Please tell us what consideration you have given to disclosing the allocation of primary lending commitments between investment grade and non-investment grade.

Response:

As described on page 98 of the Form 10-K, the Company assigns obligor credit ratings to its counterparties and borrowers. These credit ratings are generally consistent with those employed by external rating agencies. The Company considers credit ratings of “BB+” or below to be non-investment grade. The Company separately disclosed the amounts of investment grade ($35,377 million) and non-investment grade ($7,049 million) primary lending commitments on page 99 of the Form 10-K in the “Corporate Lending Commitments and Funded Loans” table.

Contingencies, page 156

Comment:

17.	We note that you are involved in several legal matters as discussed in Item 3 of your Form 10-K. Please tell us how you have complied with the disclosure requirements of paragraphs 9 and 10 of SFAS 5, related to these matters or explain to us why no additional disclosure is necessary.

Response:

The Company’s Form 10-K discloses that, when appropriate, legal reserves have been established in accordance with SFAS No. 5, Accounting for Contingencies (“SFAS No. 5”), and also discloses that, once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. To the extent that changes to legal reserves are material to the Company’s consolidated financial condition or the Company’s operating results or cash flows, the changes have been disclosed in the Company’s quarterly and annual reports. For example, the Company previously disclosed changes to the legal reserve established for the Coleman (Parent) Holdings Inc. v. Morgan Stanley & Co. Incorporated litigation because those changes were potentially material to the Company’s operating results for the periods in which those changes occurred.

The Company’s legal reserves relate to matters where the Company has concluded that the potential loss, or range of loss, is both probable and reasonably estimable under SFAS No. 5. Given the inherent difficulty of predicting the outcome of litigation against the Company, the Company generally has not been able to reliably estimate the losses or range of losses for cases and proceedings where there is only a reasonable possibility that a loss has been incurred. For example, in such cases, the court may not have determined which claims if any will be proceed to trial, fact and expert discovery may not have commenced or may still be underway, and various issues related to causation and damages, including but not limited to the amount of damages claimed by plaintiffs, may be unspecified, indeterminate or contested. In Note 9 on page 157 of the Form 10-K, the Company disclosed the following:

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters; how or if such matters will be resolved; when they will ultimately be resolved; or what the eventual settlement, fine, penalty or other relief, if any, might be.

The Company believes that it has complied with the disclosure requirements of SFAS No. 5 and that no additional disclosure is necessary based on the information currently available to the Company.

Auction Rate Securities Matters, page 157

Comment:

18.	Explain to us why you have not accrued your total exposure as it relates to ARS eligible under the repurchase program in accordance with paragraph 10 of FIN 45. Additionally, explain to us how you determined the fair value of your auction rate security purchase obligations.

Response:

The Company accounts for its obligation to repurchase eligible auction rate securities (“ARS”) as a guarantee in accordance with FASB Interpretations No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). Paragraph 10 of FIN 45 states:

In the event that, at the inception of the guarantee, the guarantor is required to recognize a liability under Statement 5 for the related contingent loss, the liability to initially be recognized for that guarantee shall be the greater of (a) the amount that satisfies the fair value objective of paragraph 9 or (b) the contingent liability amount required to be recognized at inception of the guarantee by paragraph 8 of Statement 5. For many guarantors, it would be unusual for the contingent liability amount under (b) above to exceed the amount that satisfies the fair value objective under (a) above at the inception of the guarantee.

At the time of issuance of the guarantee on August 13, 2008, the approximate par value of ARS that the Company could be required to repurchase was $5.6 billion. The Company recorded a charge of approximately $250 million upon the inception of the guarantee, which represented the fair value of the Company’s exposure under this guarantee. This $250 million amount approximated the excess of the par value of the eligible for repurchase ARS over their fair value. The Company believes this to be consistent with the fair value objective of paragraph 9 of FIN 45. In addition, the Company does not believe the amount that would have been recorded under paragraph 8 of Statement 5 exceeded this amount, as the Company did not believe it had incurred a probable and estimable loss in excess of $250 million at the time the guarantee was issued.

Subsequent to the initial recognition of the guarantee, the Company has marked the liability to fair value through earnings, based on change in the fair values of the related ARS. Thus, the fair value of the guarantee is driven by the fair value of the relevant ARS. The Company describes the valuation techniques associated with such ARS on page 127 of the Form 10-K.

As disclosed on page 54 of the Company’s First Quarter 2009 Form 10-Q, the remaining par value of securities the Company could be required to repurchase under this guarantee was $118 million as of March 31, 2009.

13. Interest and Dividends and Interest Expense, page 167

Comment:

19.	Given the Company’s recent conversion to a bank holding company, explain to us whether you have reconsidered your policy of presenting interest expense on financial instruments sold, not yet purchased as a reduction of interest revenue. Reference is made to paragraph 7.105 of the AICPA’s audit guide for Depository and Lending Institutions.

Response:

The Company currently discloses on page 115 of the Form 10-K, that the Company considers its principal trading, investment banking, commissions, and interest and dividend income, along with the associated interest expense, as one integrated activity for each of the Company’s separate businesses. This is consistent with how the Company currently manages the business, and as a result, this is how information is collected and organized in the Company’s systems.

For example, in connection with the Company’s normal corporate bond/debt trading business, trading desks may hedge their corporate bond positions by entering into offsetting transactions in the securities and/or derivative markets in order to manage the various risks inherent in the corporate bond positions (for example, interest rate risk and credit risk). Accordingly, when evaluating the performance of the trading business, management considers the profit and loss on the corporate bond positions (which takes the form of mark to market gains and losses, as well as the related interest income and interest expense) and the profit and loss generated from the offsetting positions, taken together. The funding and portfolio management strategy is integral to the transaction.

Given that the Company has only recently converted to a bank holding company, and management’s historical approach to viewing its business activities, the Company does not currently have the system capability to separate out interest expense related to financial instruments sold, not yet purchased. Therefore, the Company is not currently reconsidering its policy in this respect.

20. Business Acquisitions and Dispositions and Sale of Minority Interest

MSCI, page 185

Comment:

20.

Given your two year history of selling shares of MSCI, and your disclosure that you may ultimately divest your entire interest in MSCI, explain to us how you determined it would be appropriate to recognize a gain on the sale of subsidiary stock in accordance with question 2 of SAB Topic 5h. Furthermore, please tell us how you have complied with the classification and disclosure requirements of question 6 of SAB Topic 5h as it relates to the gain on sale of MSCI shares.

Response:

MSCI Inc.’s (“MSCI”) initial public offering (“IPO”) occurred on November 14, 2007. In relation to this IPO, MSCI had indicated in its Form S-1 registration statement that the Company may completely divest its ownership in MSCI through a distribution of shares of MSCI to shareholders of the Company. In accordance with Staff Accounting Bulletin (“SAB”) Topic 5H, “Accounting for Sales of Stock by a Subsidiary”, as the sale of shares by MSCI was part of a broader corporate reorganization contemplated by the Company, the Company did not recognize a gain in its consolidated statement of income. As part of this transaction, and pursuant to question 6 of SAB Topic 5H, the Company made the following disclosures in Note 23 beginning on page 172 of the 2007 Form 10-K:

MSCI. On July 31, 2007, the Company announced that it would sell a minority interest in its subsidiary, MSCI Inc. (“MSCI”) in an initial public offering (“IPO”). MSCI is a provider of investment decision support tools to investment institutions worldwide. MSCI is included within the Institutional Securities business segment. In November 2007, MSCI completed its IPO of 16.1 million shares and received net proceeds of approximately $265 million, net of underwriting discounts, commissions and offering expenses. As the IPO was part of a broader corporate reorganization, contemplated by the Company at the IPO date, the increase in the carrying amount of the Company’s investment in MSCI was recorded in Paid-in capital in the Company’s consolidated statement of financial condition and the Company’s consolidated statement of changes in shareholders’ equity at November 30, 2007. Subsequent to the IPO, the Company maintains approximately 81% ownership of MSCI and consolidates MSCI for financial reporting purposes.

Subsequent to the IPO, the Company sold MSCI shares in two secondary offerings in fiscal 2008. The Company had considered and concluded that the guidance prescribed by SAB Topic 5H was not applicable as these secondary offerings were not sales of MSCI stock by MSCI, but rather the sale of MSCI stock by the Company. Accordingly, the Company recognized gains for its sale of MSCI shares, which were calculated as the difference between the sales price and the book value. Additionally, as the Company has concluded that SAB Topic 5H is not applicable, question 6 of SAB Topic 5H would not apply. However, the Company did disclose in Note 20 of the Form 10-K the partial disposition of MSCI via the two secondary offerings discussed above.

Additionally, the Company sold its remaining stake in MSCI in May 2009. This disposition will be reflected in the Company’s June 30, 2009 Quarterly Report on Form 10-Q.

Morgan Stanley Wealth Management S.V., S.A.U., page 186

Comment:

21.	Please explain to us how you considered the guidance in paragraph 42 of SFAS 144 and EITF 03-13 in determining whether the operations and gain and sale of MSWM S.V should be presented as discontinued operations.

Response:

The Company specifically considered the guidance under both SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”) and EITF Issue No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations (“EITF 03-13”) in determining the appropriate presentation of the disposition of MSWM S.V. in the Company’s consolidated financial statements.

Paragraph 42 of SFAS No. 144 states that the results of MSWM S.V. should only be disclosed separately as discontinued operations when both criterion (a) and (b) are met.

Criterion (a) – The operations and cash flows of MSWM S.V. have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

Criterion (b) – The Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The Company referred to the guidance provided by EITF 03-13 in applying criterion (a) in paragraph 42 of SFAS No. 144, which requires consideration of whether the Company will generate significant continuing direct cash flows associated with revenue producing or cost generating activities of MSWM S.V. In quantifying the amount of continuing direct cash inflows, the Company included cash inflows from continuing revenue producing or cost generating activities between the Company and MSWM S.V., which includes amongst others, fund distribution, execution services, portfolio modeling and transitional services. The Company estimated that these continuing direct cash inflows represented 30% of the cash inflows that would otherwise have been generated by MSWM S.V. absent the disposal. Accordingly, the Company concluded that these continuing direct cash inflows are significant and as such results of MSWM S.V. should not be presented as discontinued operations in the Company’s consolidated financial statements.

Additionally, for a period of up to one year subsequent to the disposition of MSWM S.V., the Company monitored the activities related to MSWM S.V. for significant events or circumstances, which could have resulted in an expectation that significant cash flows no longer existed resulting in the operations of MSWM S.V. being reclassified into discontinued operations. The Company has concluded that no such events or circumstances have occurred, which would have caused the Company to present the operations of MSWM S.V. in discontinued operations.

21.	Quarterly Results (unaudited), page 187

Comment:

22.	It is unclear from your disclosure if the two adjustments you refer to in note 1 to your quarterly results table are due to errors in previously issued financial statements. Please clarify. To the extent either of these adjustments is due to an error, explain to us how you have met the disclosure requirements of SFAS 154.

Response:

The two adjustments referred to in footnote 1 of the quarterly results table are due to errors in previously issued financial statements, as defined in FASB Statement No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). The two adjustments, one of which increased income and the other which decreased income, were assessed to be individually and collectively immaterial, both qualitatively and quantitatively. Based on this assessment of immateriality, the Company did not apply the accounting and disclosure requirements of SFAS No. 154. Accordingly, the Company did not restate prior-period financial statements in accordance with paragraph 25 of SFAS No. 154. Given the provision in SFAS No. 154 which stipulates that the statement need not be applied to immaterial items, the Company does not believe the disclosure requirements to be pertinent to the immaterial errors disclosed.

Despite the immateriality of these errors, the Company disclosed the quantitative effects of this error in footnote 1 on page 50 of the Company’s May 31, 2008 Quarterly Report on Form 10-Q (“Second Quarter 2008 Form 10-Q”). As can be seen in footnote 1 on page 50 of the Second Quarter 2008 Form 10-Q, the Company disclosed the gross and net of tax impact on earnings from the error correction, as well as the impact on diluted earnings per share. As this disclosure was made in the Second Quarter 2008 Form 10-Q, the Company believed it would be beneficial to readers to include a similar note in the Form 10-K.

Proxy Statement on Schedule 14A

Executive Compensation

II. Compensation Program for 2008

A. Overview of Key Actions, page 14

Comment:

23.	We note your reference to Mr. James Gorman as one of your three most senior officers. Please tell us why he is not listed as one of your named executive officers in the Summary Compensation Table on page 26.

Response:

Item 402(a)(3) of Regulation S-K requires compensation disclosure for the principal executive officer, the principal financial officer and the three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers at the end of the last completed fiscal year. As disclosed on page 14 of the Proxy Statement, Mr. Gorman did not receive any bonus for the Company’s 2008 fiscal year. As a result, he was not one of the three most highly compensated executive officers pursuant to Item 402(a)(3) and, therefore, his compensation was not required to be disclosed in the Summary Compensation Table. However, due to Mr. Gorman’s position as Co-President and one of the three most senior officers of the Company, the Company voluntarily disclosed his reduction in compensation in the Compensation Discussion and Analysis section of the Proxy Statement.

III. 2008 Compensation Process and Decisions

B. Evaluating Company and Individual Performance

Peer Group Data, page 18

Comment:

24.	Please tell us which competitors the CMDS Committee considered in connection with 2008 compensation. We note that you identified the “investment bank” competitors but concluded that changes within the industry made this group no longer a useful comparison. We also note that you have identified a group of “core competitors,” but it is not clear whether this is the group considered by the committee. In addition, tell us whether the CMDS Committee targeted compensation at a certain range compared to the peer group. Please confirm that you will provide comparable disclosure in your future filings.

Response:

As disclosed on page 18 of the Proxy Statement as part of “Performance Priorities and Metrics,” at the beginning of the Company’s 2008 fiscal year, the “investment bank competitor” peer group consisted of The Bear Stearns Companies Inc., The Goldman Sachs Group, Inc., Lehman Brothers Inc. and Merrill Lynch & Co., Inc. and the “core competitor” peer group was a broader group of more diversified financial services companies that consisted of both the investment bank competitor peer group, as well as Bank of America Corporation, Citigroup Inc., Credit Suisse Group, Deutsche Bank Group, JPMorgan Chase & Co. and UBS AG. The investment bank competitor peer group subset of the core competitor peer group ceased to be a useful comparison for compensation decisions during fiscal year 2008 as a result of major changes amongst those companies.

As disclosed on page 18 of the Proxy Statement under “Peer Group Data,” the Compensation, Management Development and Succession (“CMDS”) Committee reviewed analyses of the competitors’ pay levels and structures throughout the Company’s 2008 fiscal year and these analyses were a factor considered in the CMDS Committee’s named executive officer compensation decisions for the Company’s 2008 fiscal year. The CMDS Committee and its consultant believe that the Company’s core competitor peer group was representative of the market in which it competes for talent, and that the size of the group provided sufficient comparative data. For at least the first three quarters of fiscal 2008, the analyses included the entire core competitor peer group, including the investment bank competitor peer group; however, when the investment bank competitor peer group subset no longer became a relevant basis for peer group comparison, it ultimately ceased to be considered as events developed. The CMDS Committee did not target named executive officer compensation at a certain range compared to the peer group.

In future proxy statements, the Company will make clear the competitors that the CMDS Committee considered as the members of the relevant peer group in connection with its assessment of named executive officer compensation and whether the CMDS Committee targeted named executive officer compensation at a certain range compared to the relevant peer group.

Evaluating Company and Individual Performance, page 19

Comment:

25.	The introductory paragraph to this section states that the CMDS Committee evaluated Company, business unit, and individual performance against the metrics and priorities described under “Factors Considered in 2008 Compensation Decisions.” The description of this evaluation, however, does not appear to address any of the bullet points listed under “Client, product and business development” on pages 17 and 18. Please provide us with a more specific discussion and analysis of how the committee considered these factors in determining 2008 compensation awards. Confirm that you will provide similar disclosure in future filings.

Response:

As disclosed on pages 17 and 18 of the Proxy Statement, the CMDS Committee approved specific performance priorities in two key areas: (1) Company financial performance and (2) client, product and business development. The latter included qualitative priorities for each of our primary business segments: Institutional Securities, Global Wealth Management Group and Asset Management. To the extent that the qualitative performance priorities for client, product and business development were a material factor in the CMDS Committee’s determinations of named executive officer compensation for the Company’s 2008 fiscal year, it is disclosed in the detailed narrative under “CEO Performance” and “Other Executive Performance” beginning on pages 19 and 20, respectively.

Only two of the named executive officers, Mr. Mack and Mr. Chammah, have responsibilities that directly affected the specific business units named above, and for those named executive officers the Company discloses the client, product and business development areas that were considered by the CMDS Committee in its evaluation of their performance. The Company describes under “CEO Performance” Mr. Mack’s efforts leading to the formation of the new joint venture with Citigroup announced in January 2009, which is part of the Global Wealth Management Group business. The Company also describes Mr. Chammah’s role in adapting the Institutional Securities business and its financial results in key businesses, including commodities, foreign exchange and equity sales and trading, as well as efforts to re-size Institutional Securities’ cost base and headcount.

In future proxy statements, to the extent “client, product and business development” or any other performance priorities are material factors in the CMDS Committee’s determinations of named executive officer compensation, the Company will provide a specific discussion and analysis of how the CMDS Committee considered these factors in accordance with SEC requirements.

Other Executive Performance, page 20

Comment:

26.	We note that Messrs. Kelleher, Nides and Lynch’s compensation was significantly reduced from the prior fiscal year and that each received an incentive compensation award. Please explain for us in greater detail why the CMDS Committee elected to reduce NEO compensation by the specific amounts cited and why it awarded incentive compensation to these NEOs. Confirm for us that you will include such disclosure in future filings.

Response:

As described on page 20 of the Proxy Statement with respect to determining the compensation of Messrs. Kelleher, Nides and Lynch, the CMDS Committee weighed the Company’s overall financial performance, evaluated each named executive officer’s contributions to the Company’s accomplishments discussed on prior pages, and reviewed each named executive officer’s individual performance. The CMDS Committee did not use any specific formulas or formulaic approaches in its ultimate determination that the Company’s performance in fiscal year 2008 warranted significant reductions in total compensation from the prior fiscal year for Messrs. Kelleher, Nides and Lynch, while still awarding incentive compensation to these named executive officers.

As explained on page 20 of the Proxy Statement, while the overall company performance affected the total compensation attained by Messrs. Kelleher, Nides and Lynch, the CMDS Committee also considered their contributions to the Company’s accomplishments during fiscal 2008 outlined in “CEO Performance” beginning on page 19 of the Proxy Statement, and their individual performance as described for each named executive officer on page 21 of the Proxy Statement. The CMDS Committee considered all of these factors in determining the individual incentive compensation to be awarded to each named executive officer, which was granted at a reduced amount from the prior fiscal year, contributing to an overall decrease in total compensation for these named executive officers.

In future proxy statements, the Company will continue to fully describe the reasons that affect both specific compensation elements and overall total compensation for each named executive officer.

IV. Changes to Compensation Program for 2009

B. New Long-Term Performance Based Compensation Program for 2009, page 23

Comment:

27.	We refer to your new performance-based stock unit incentive program. Please confirm that you will disclose in your future filings the target award for each named executive officer and the members of the comparison group of other financial industry companies.

Response:

To the extent awards are granted under the new performance-based stock unit compensation program, the CMDS Committee will disclose in future filings the target award for each named executive officer and the members of the comparison group of other financial industry companies in accordance with SEC requirements.

2008 Summary Compensation Table, page 26

Comment:

28.	Please provide us with a narrative summary of the material terms of each named executive officer’s employment agreement or arrangement, as required by Item 402(e) of Regulation S-K. Provide similar disclosure in future filings.

Response:

The Company believes that the Proxy Statement complies with Item 402(e) of Regulation S-K. Item 402(e) requires a narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards table. Item 402(e) lists as an example of such material factors the material terms of each named executive officer’s employment agreement or arrangement, whether written or unwritten. Footnotes 7 and 8 to the Summary Compensation Table appearing on pages 28 and 29 of the Proxy Statement describe the material terms of the employment agreements and/or arrangements with Messrs. Mack, Kelleher, Chammah and Nides that are material factors necessary to an understanding of the information disclosed in the table. The Company does not believe that any material term of any employment agreement or arrangement with Mr. Lynch constitutes a material factor necessary to an understanding of the information disclosed in the aforementioned table.

The Company notes that the adopting release for Item 402(e) indicates that the material factors that require disclosure will vary depending on the facts and circumstances. The examples provided in the adopting release of narrative disclosure following the Summary Compensation Table that may be material and necessary to an understanding of the tabular disclosure are not applicable to the Company’s facts and circumstances, in that the named executive officer compensation disclosed in such table has not been affected by any repricing, extension of exercise periods, change of vesting or forfeiture conditions, change or elimination of applicable performance criteria, change of the bases upon which returns are determined, or any other material modification. The Company has included in the footnotes to the Grants of Plan-Based Awards table the material terms of each award, including material conditions applicable to the award, such as conversion rates, dividend equivalents, voting rights and vesting schedules.

In future proxy statements, the Company will continue to disclose the material terms of each named executive officer’s employment agreement or arrangement to the extent such terms constitute material factors necessary to an understanding of the information disclosed in the Summary Compensation Table or the Grants of Plan-Based Awards table.

Potential Payout for Certain NEOs, page 41

Comment:

29.	Please provide us with an expanded discussion that addresses potential payouts for each of your named executive officers or explain why the current disclosure, which covers only Mr. Mack’s potential payouts, is sufficient. Refer to Item 402(j) of Regulation S-K.

Response:

The Company believes that the Proxy Statement complies with the requirements of Item 402(j) of Regulation S-K. Item 402(j) provides that to the extent that the form and amount of any payment or benefit that would be provided in connection with any triggering event is fully disclosed in the Pension Benefits table or the Nonqualified Deferred Compensation Table, reference may be made to that disclosure. In addition, Item 402(j) provides that the registrant need not provide information with respect to contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation, in favor of executive officers of the registrant and that are available generally to all salaried employees. Accordingly, with the exception of the current disclosure with respect to Mr. Mack, there are no benefits or payments that would be provided to the named executive officers in the covered circumstances that require quantification and disclosure in the “Potential Payments Upon Termination or Change-in-Control” section of the Proxy Statement.

The Company has disclosed on pages 38 through 41 of the Proxy Statement that, other than Mr. Mack, the Company’s named executive officers are not entitled to cash severance payments upon any termination of employment and they will receive health and welfare benefits that are generally available to all salaried employees upon termination. The Company has also disclosed the effect of a termination of employment on their equity awards. As permitted, the Company refers to the respective sections of the Proxy Statement applicable to the Pension Benefits table and the Nonqualified Deferred Compensation table and their respective notes on pages 34 through 38 for the disclosure of relevant pension and nonqualified compensation amounts due upon termination of employment.

*        *        *        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-5656 or Paul C. Wirth, our Controller and Principal Accounting Officer at 212-761-6686, if you would like further clarification or additional information.

Sincerely,

/s/ Colm Kelleher

Colm Kelleher

Executive Vice President and Chief Financial Officer

cc:	Jennifer Monick, Securities & Exchange Commission
Kristina Aberg, Securities & Exchange Commission
Karen Garnett, Securities & Exchange Commission
Gregory G. Weaver, Deloitte & Touche LLP
James V. Schnurr, Deloitte & Touche LLP